FORM 5

                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

[ ]  Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

[ ]  Form 3 Holdings Reported

[ ]  Form 4 Transactions Reported

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Riggio        Leonard                       barnesandnoble.com inc.     Symbol = bnbn
__________________________________________  _____________________________________________      X  Director           10% Owner
                                                                                              ---               ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for           X  Officer (give     Other (Specify
                                               Number of Reporting     Month/Year             --- title below)  --- below)
c/o Barnes & Noble, Inc.                       Person, if an entity                                 Chairman of the Board
122 Fifth Avenue                               (Voluntary)             December 2001              ________________________
__________________________________________  ______________________  ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Reporting
  New York     New York           10011                                Original (Month/Year)     (check applicable line)
__________________________________________                                                    _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                          Form Filed by More than One
                                                                                              --- Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                       5. Amount of
                                                                                          Securi-
                                                                                          ties
                                                                                          Bene-
                                                                                          ficially
                                                         4.  Securities Acquired (A)      Owned at     6. Ownership
                                2. Trans-   3. Trans-        or Disposed of (D)           end of          Form:
                                   action      action        (Instr. 3, 4 and 5)          Issuer's        Direct       7. Nature of
                                   Date        Code      ---------------------------      Fiscal          (D) or          Indirect
                                   (Month/     (Instr. 8)            (A)                  Year            Indirect        Beneficial
1.  Title of Security              Day/                   Amount      or     Price        (Instr.         (I)             Ownership
    (Instr.3)                      Year)                             (D)                  3 and 4)        (Instr. 4)      (Instr. 4)
-----------------------------   ---------   ----------   --------    ---    --------   ------------    -------------   -------------

Class A Common Stock               (1)           G        65,061      A                  1,214,437          D
                                                                                         1,200,000          I                (2)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).
Reminder:  Report on a separate line of each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                (Print or Type Responses)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-                    ative Securities           and Expiration Date
                                          Exercise      action                    Acquired (A) or            (Month/Day/Year)
                                          Price of      Date     4. Trans-        Disposed of (D)         -----------------------
                                          Deriv-        (Month/     action        (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/        Code       -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)       (Instr. 8)        A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)               $4.06       6/13/01        J(3)                   5,060,046       (4)        10/31/08

                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                        7. Title and Amount of Underlying                    Securities       Derivative
                           Securities (Instr. 3 and 4)                       Beneficially     Security:    11. Nature of
                        ---------------------------------  8. Price of       Owned            Direct (D)       Indirect
                                                Amount or     Derivative     at End               or           Beneficial
1. Title of Derivative          Title           Number of     Security       of Year          Indirect (I)     Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option              Class A Common         5,060,046                      -0-
 (Right to Buy)            Stock

Explanation of Responses:

(1)     Various dates between January 16, 2001 and March 31, 2001.

(2)     Of these shares, 600,000 are owned by Barnes & Noble College Bookstores, Inc., a New York corporation of which Mr. Riggio directly owns all of the voting securities, and 600,000 are owned by MBS Textbook Exchange, Inc., a Delaware corporation of which Mr. Riggio is Chairman and Mr. Riggio's spouse owns a majority of the voting securities.

(3)     On June 13, 2001, without receiving payment of any kind, Mr. Riggio voluntarily relinquished all rights to these options.

(4)     One-half of these options became exercisable on February 1 of each of the years 1999 and 2000.

                                                                                  /s/ Leonard Riggio              February 11, 2002
**Intentional misstatements or omissions of facts constitute                    -------------------------------   -----------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).                                                                  Leonard Riggio

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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